NO ACT

DC
PE
2-11-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

08042812

Received SEC
MAR 2 0 2008
Washington, DC 20549

March 20, 2008

Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/20/2008

Re: Qwest Communications International Inc.
Incoming letter dated February 11, 2008

Dear Mr. Hitchcock:

This is in response to your letter dated February 11, 2008 concerning the shareholder proposal submitted to Qwest by Mary Ann Neuman. On January 23, 2008, we issued our response expressing our informal view that Qwest could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel and
Associate Director

cc: Elizabeth A. Ising
Gibson, Dunn and Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

11 February 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for reconsideration of no-action decision dated 23 January 2008 to Qwest Communications International Inc. from Mary Ann Neuman

Dear Counsel:

I write on behalf of Mary Ann Neuman to request the Division to reconsider its decision to grant no-action relief to Qwest Communications International Inc. ("Qwest" or the "Company") on the ground that Ms. Neuman had failed to provide adequate documentary evidence of ownership within the prescribed time frame.

Reduced to its essentials, Qwest argues for exclusion on the ground that Ms. Neuman provided a broker letter verifying her ownership since 2001 of 1700 shares that was dated two days before the November 2007 date that she filed her proposal. When Qwest sent a deficiency letter requesting evidence of continuous ownership as of the submission date, Ms. Neuman timely responded with letters from the record holder, Charles Schwab, and from her investment manager, LifeSTAGE, attesting to ownership of the 1700 shares. Qwest argues that this is insufficient because it fails to demonstrate "continuous" ownership of those 1700 shares.

Qwest thus seems to entertain the possibility that Ms. Neuman may have "churned" her stock in the two weeks between the date she submitted her proposal and the date she sent in supplementary letters that reconfirmed her ownership of the 1700 shares held by Schwab. That she would have sold the 1700 share and bought another 1700 shares during that brief period seems extraordinarily unlikely, particularly as Ms. Neumann's submission letter stated that she "intends to continue to own these shares and to attend the next Qwest annual meeting." If Qwest has a basis in fact for believing that Ms. Neuman misrepresented her intent, it is not set forth in Qwest's letter.

The only plausible reading of the correspondence is that Ms. Neuman did, in fact, continue to hold the requisite amount of shares on the date the proposal was submitted as well as on the date of the subsequent submissions. To impose a more stringent requirement upon shareholder proponents, particularly individual owners, undercuts the workability of Rule 14a-8 and makes more work for proponents, companies and the Division alike.

Rule 14a-8 appears to contemplate simultaneous filing of a broker letter with a resolution, *see* Rule 14a-8(b)(2) (a shareholder must "prove your eligibility" "at the time you submit your proposal") and Rule 14a-8(f)(1) (setting out a company's 14-day deadline to respond to any perceived deficiencies). As a practical matter, the filing of a broker letter bearing the same date as the cover letter accompanying a proposal can be difficult, given that shareholders must order such statements from the record holder, and one cannot predict when the letter will be received. Almost inevitably, one or more days will elapse before a proponent receives a broker letter and/or statement of account that can accompany a proposal.

Thus, the sort of strict compliance that Qwest contemplates would require proponents to do one of two things: (a) try to comply with Rule 14a-8(b)(2) by filing a broker letter that may be off by a day or two and then submit a second broker letter if the company decides to object, or (b) wait and submit a broker letter under separate cover *after* the resolution is submitted. Pursuing the latter option may not forestall a deficiency letter from the company or a request for no-action relief on the ground that the broker letter is untimely, although we recognize that the Division has denied no-action relief when a proponent makes a proper ownership submission after the filing date. *Lexmark International* (12 December 2007).

The approached ratified in *Lexmark* has the virtue of efficiency for proponents who understand that this is an option, as the broker letter can be ordered after the resolution is submitted, with the broker told what date to insert as to ownership. However, the approach can lead to uncertainty at the company, which may receive a proposal unaccompanied by a broker letter and send out a deficiency letter that crosses in the mail with the broker letter. If that broker letter is deemed flawed for some reason, the company may then have to send a second deficiency letter citing flaws in that broker letter.

These are the sort of administrative issues that could be avoided not only by a *Lexmark*-type submission, but also by allowing the type of submission that Ms. Neuman made here, *i.e.*, a broker letter that accompanies her resolution, a statement of her intent to hold the stated number of shares through the meeting, and a follow-up submission from the record holder attesting in a timely fashion to the holding of the same number of shares that was cited previously. Qwest found such submissions from Ms. Neuman to be satisfactory in prior years, and its letter contains no explanation of the company reversed course here.

STAFF LEGAL BULLETIN 14 (2001) contains a useful summary of the legal requirements in this area. However, it does not explicitly address the precise timing issue raised here, *i.e.*, should proponents wait to file a broker letter until after they have filed the resolution, to make sure that there is not even a minor discrepancy as to dates? If so, should they endeavor to get it filed in time for the company to send out a deficiency letter 14 days after receipt of the proposal? To the extent that these issues arise in the context of proposals from individual (as opposed to institutional) shareholders, some guidance in lay terms would be helpful.

It may be useful to recall that the genesis of the one-year requirement, which was adopted in 1983. The concern at the time was that shareholders were eligible to offer a resolution even if they owned as little as one share and had purchased that share the day before filing the resolution. To weed out perceived "nuisance" resolutions, the Commission imposed the one-year requirement and the minimum holding requirement (then $1000) as a means of assuring that proponents had some measure of commitment to the company.

Those goals are met by the approach that Ms. Neuman followed here and that many other proponents have been following in the 25 years since a holding period was required. We are unaware of serious problems that companies have experienced with this approach over the years, although for some reason there appears to be a spike in the number of companies raising an objection this year.

Indeed, Ms. Neuman has submitted resolutions in previous years to Qwest, based on similar documentation, without the company ever questioning her eligibility. She pointed this out to Qwest in her timely response to the Company's deficiency notice (Qwest Letter, Exhibit D), stating:

> Every year prior to this Qwest accepted, along with the submitted proxy proposal, a memo from my financial managers attesting that I held the necessary amount of Qwest stock for over 1 year; thus, I was unprepared for the need for this additional documentation. As requested, attached to this memo are:
>
> 1. A letter from Charles Schwab who holds the account in which my Qwest shares reside stating that I hold the 1700 shares of Qwest common stock and have held them continuously for more than 12 months.
> 2. My account statements from Schwab and Pershing showing the number of shares held during a time period that is greater than the 12 month requirement.

For these reasons, Ms. Neuman respectfully asks the Division to reconsider its position and to advise Qwest that the Division does not concur with the request for no-action relief. Regardless of how the Division may rule on this request, and given the frequency with which proponents follow the procedure Ms. Neuman followed here, we respectfully suggest that the Division may wish to provide additional public guidance in this area.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Elizabeth A. Ising, Esq.
Ms. Mary Ann Neuman

END